UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. ________)*


                 WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


           Relative Value Partners, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				May 13, 2015
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to reportthe acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957667108	 	13D	 	Page 2 of 7 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners, LLC  TIN 20-1026469
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,667,495

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,667,495

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,667,495
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.00%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
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CUSIP No. 957667108	 	13D	 	Page 3 of 7 Pages
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Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock(the "Shares" or the shares of "Common Stock") of Western Asset Variable RateStrategic Fund Inc., (the "Issuer"). The address of the principal executive offices of the Issuer is 620 Eighth Avenue, 49th Floor, New York,
New York 10018.
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Item 2.  Identity and Background.

(a),(f) This Schedule D is being filed on behalf of Relative Value Partners, LLC, a limited liability company organized under the laws of the State of Illinois (the "Reporting Person").

(b) The principal business address for the Reporting Person is 1033 Skokie Blvd, Suite 470, Northbrook, IL 60062.

(c) The Reporting Person is a registered investment adviser with the United States Securities and Exchange Commission.

(d) The Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which RVP is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
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Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person is not acquiring additional Shares that trigger the filing of this Schedule 13D. All of the Shares acquired by the Reporting Person were done over the course of almost two years on behalf of the advisory clients whose assets it manages on a discretionary basis. This Schedule 13D filing was triggered, not by an acquisition of Shares, but a change of intent from investment purposes only to one with an intent to influence and/or control the Issuer.

Any future acquisitions of Shares of the Issuer that occur after the filing of this Schedule 13D will be made on behalf of the advisory clients whom the Reporting Person serves. All funds will be client funds, including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole has not borrowed or leveraged any assets to facilitate past purchases of the Issuer, nor will it do so for any purchases in the future.
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Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because it believes that the shares are undervalued and represent an attractive investment opportunity. The Reporting Person has previously filed Schedule 13G related to its holdings of the Issuer, and is filing this Schedule 13D to reflect a change in intent of holding the Shares from investment purposes only to one with an intent to influence and/or control the Issuer.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Peron's investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

CUSIP No. 957667108	 	13D	 	Page 4 of 7 Pages
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The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.
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Item 5.  Interest in Securities of the Issuer.

The following disclosures are based on 6,669,153 shares of the Common Stock outstanding as reported by Bloomberg as of May 13, 2015, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,667,495 shares of Common Stock, representing approximately 25.0% of the outstanding Common Stock of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filing of this Schedule 13D, the Reporting Person purchased an aggregate of 172,694 Shares on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $2,845,818.42, and sold an aggregate of 24,476 Shares on the open market for a total (excluding trading commissions and related administrative costs) of $401,763.20, as follows:

--- On March 16, 2015, the Reporting Person bought 6,661 Shares at an average price of $16.55 per share;

--- On March 17, 2015, the Reporting Person bought 7,077 Shares at an average price of $16.56 per share;

--- On March 18, 2015, the Reporting Person bought 766 Shares at an average price of $16.50 per share, and sold 646 Shares at an average price of $16.41 per share;

--- On March 19, 2015, the Reporting Person bought 3,119 Shares at an average price of $16.49 per share, and sold 766 Shares at an average price of $16.50 per share;

--- On March 20, 2015, the Reporting Person bought 2.300 Shares at an average price of $16.46 per share;

--- On March 23, 2015, the Reporting Person bought 1,623 Shares at an average price of $16.59 per share;

--- On March 25, 2015, the Reporting Person bought 4,767 Shares at an average price of $16.58 per share, and sold 1027 Shares at an average price of $16.60 per share;

--- On March 26, 2015, the Reporting Person bought 6,084 Shares at an average price $16.59 per share, and sold 1,406 Shares at an average price of $16.59 per share;

--- On March 27, 2015, the Reporting Person bought 3,796 Shares at an average price of $16.59 per share, and sold 3,008 Shares at an average price of $16.59 per share;

--- On March 30, 2015, the Reporting Person bought 974 Shares at an average price of $16.58 per share;

--- On March 31, 2015, the Reporting Person bought 2,000 Shares at an average price of $16.54 per share;

--- On April 1, 2015, the Reporting Person bought 6,565 Shares at an average price of $16.46 per share;

--- On April 2, 2015, the Reporting Person bought 346 Shares at an average price of $16.49 per share;

CUSIP No. 957667108	 	13D	 	Page 5 of 7 Pages
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--- On April 6, 2015, the Reporting Person bought 1,802 Shares at an average price of $16.51 per share, and sold 659 Shares at an average price of $16.40 per share;

--- On April 7, 2015, the Reporting Person bought 2,512 Shares at an average price of $16.60 per share;

--- On April 8, 2015, the Reporting Person bought 4,700 Shares at an average price of $16.60 per share;

--- On April 9, 2015, the Reporting Person bought 1,012 Shares at an average price of $16.60 per share, and sold 1,012 Shares at an average price of $16.60 per share;

--- On April 14, 2015, the Reporting Person bought 3,768 Shares at an average price of $16.66 per share;

--- On April 15, 2015, the Reporting Person bought 2,400 Shares at an average price of $16.59 per share;

--- On April 16, 2015, the Reporting Person bought 4,200 Shares at an average price of $16.58 per share;

--- On April 17, 2015, the Reporting Person bought 3,800 Shares at an average price of $16.56 per share;

--- On April 20, 2015, the Reporting Person bought 1,000 Shares at an average price of $16.57 per share;

--- On April 21, 2015, the Reporting Person bought 1,000 Shares at an average price of $16.57 per share;

--- On April 22, 2015, the Reporting Person bought 1,924 Shares at an average price of $16.59 per share, and sold 2,027 Shares at an average price of $16.54 per share;

--- On April 23, 2015, the Reporting Person bought 600 Shares at an average price of $16.65 per share;

--- On April 24, 2015, the Reporting Person bought 4,532 Shares at an average price of $16.68 per share;

--- On April 27, 2015, the Reporting Person bought 7,600 Shares at an average price of $16.60 per share, and sold 109 Shares at an average price of $16.59 per share;

--- On April 28, 2015, the Reporting Person bought 1,949 Shares at an average price of $16.57 per share;

--- On April 29, 2015, the Reporting Person bought 1,950 Shares at an average price of 16.56 per share, and sold 345 Shares at an average price of $16.55 per share;

--- On April 30, 2015, the Reporting Person bought 1,730 Shares at an average price of $16.55 per share;

--- On May 1, 2015, the Reporting Person bought 263 Shares at an average price of $16.54 per share;

--- On May 5, 2015, the Reporting Person bought 1,900 Shares at an average price of $16.51 per share, and sold 1,015 Shares at an average price of $16.40 per share;

--- On May 6, 2015, the Reporting Person bought 3,200 Shares at an average price of $16.37 per share, and sold 3,132 Shares at an average price of $16.36 per share;

--- On May 7, 2015, the Reporting Person bought 10,500 Shares at an average price of $16.44 per share, and sold 772 Shares at an average price of $16.39 per share;

--- On May 11, 2015, the Reporting Person bought 6,700 Shares at an average price of $16.37 per share, and sold 6,900 Shares at an average price of $16.26 per share;

--- On May 12, 2015, the Reporting Person bought 57,575 Shares at an average price of $16.36 per share, and sold 1,071 Shares at an average price of $16.25 per share;

--- On May 13, 2015, the Reporting Person sold 581 Shares at an average price of $16.23 per share.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the powerto direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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CUSIP No. 957667108	 	13D	 	Page 6 of 7 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships among the Reporting Person named in Item 2 above and any person with respect to any securities of the Issuer.
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Item 7.  Material to Be Filed as Exhibits.

Not applicable
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CUSIP No. 957667108	 	13D	 	Page 7 of 7 Pages
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                   May 21, 2015
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE

	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE